Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each and American Depositary Receipts
(“ADRs”) by Directors and Person Discharging Managerial Responsibility

The Company was notified on 8 July 2008 that, on 7 July 2008, the following non-executive directors of the Company acquired ordinary shares in the capital of the Company at a price of £6.29 per share, having elected to surrender part of their quarterly directors’ fees for this purpose:

Sanjiv Ahuja Wolfgang Berndt Roger Carr Guy Elliott The Lord Patten of Barnes	1,157 shares 1,597 shares 2,070 shares 1,447 shares 1,281 shares

The Company was notified on 8 July 2008 that, on 8 July 2008, the following non-executive directors of the Company acquired ADRs (each representing four ordinary shares in the capital of the Company) at a price of $49.75 per ADR, having elected to surrender part of their quarterly directors’ fees for this purpose:

Ellen Marram Raymond Viault	351 ADRs 351 ADRs

Following these transactions, the non-executive directors of the Company have total interests in ordinary shares in the capital of the Company as shown below:

Sanjiv Ahuja Wolfgang Berndt Roger Carr Guy Elliott Ellen Marram The Lord Patten of Barnes Raymond Viault	8,058 shares 59,075 shares 40,582 shares 4,604 shares 1,120 ADRs (representing 4,480 ordinary shares) 9,183 shares 3,279 ADRs (representing 13,116 ordinary shares)

The Company was notified on 8 July 2008 that, on 27 June 2008, Mark Reckitt acquired 28,726 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at a price of £4.94 per share.

The transactions in ordinary shares were carried out in London. The transactions in ADRs were carried out in New York.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

Contact:

J M Mills

Director of Group Secretariat

Tel: 01895 615176

10 July 2008